Exhibit 21
Subsidiaries of Registrant

Name	Parent Company	State of Incorporation
Atlantic Coast Bank	Atlantic Coast Federal Corporation	Federal

First Community Financial Services, Inc.	Atlantic Coast Bank	Georgia

Atlantic Coast Holdings, Inc.	Atlantic Coast Bank	Nevada

Coastal Properties, Inc.	Atlantic Coast Holdings, Inc.	Maryland